PRESS RELEASE

CZN-TSX CZICF-OTCBB	FOR IMMEDIATE RELEASE December 23, 2009

CANADIAN ZINC ACQUIRES SHARES OF ZAZU METALS CORPORATION

Vancouver, British Columbia, December 23, 2009 – Canadian Zinc Corporation (TSX: CZN; OTCBB:  CZICF) announces that it has acquired 3.4 million shares of Zazu Metals Corporation representing approximately 11.1% Zazu’s outstanding shares, for a consideration of $650,000.

Zazu Metals Corporation (“Zazu”) is listed on the TSX (“ZAZ“).  Its principal asset is the Lik zinc-lead-silver deposit, located in northwest Alaska, 22 km from Teck Resource’s Red Dog Mine, the world’s largest zinc producer.

The LIK Deposit is held in joint venture with Teck American Inc., a wholly owned subsidiary of Teck Resources Limited.  Zazu currently owns a 50% interest in the Joint Venture and is entitled to earn an 80% interest, diluting Teck to 20%, by spending US$25 million (including development expenditure) by 2018.  Teck has a one time option to convert its 20% interest to a 2% NSR on presentation of a feasibility study.  Zazu is the operator in all scenarios.

In May 2009 Zazu reported a NI 43-101 mineral resource estimate, prepared by Scott Wilson Roscoe Postle Associates Inc., of 20.6 million tons, grading 8.08% zinc, 2.62% lead and 1.54 ounces silver per ton in the indicated category for the Lik South deposit and 7.07 million tons grading 9.1% zinc, 3.03% lead and 1.39 ounces silver per ton in the inferred category for the LIK North and South Deposits.

As reported by Zazu Lik South contains over 3.3 billion pounds of zinc, over 1 billion pounds of lead and over 31 million ounces of silver. Lik North contains nearly 1.3 billion pounds of zinc, 0.5 billion pounds of lead and nearly 10 million ounces of silver.

See Zazu Press Release dated May 28, 2009 and Technical Report filed by Zazu on Sedar July 10, 2009.

“We seized this opportunity to acquire a strategic shareholding in Zazu, which controls one of the largest undeveloped zinc-lead deposits in the western world, in proximity to the Red Dog Mine which is almost universally acknowledged as the number one zinc mine in the world”, said John Kearney, Chairman of Canadian Zinc Corporation.

“We like the Lik deposit, it lies adjacent to a great mine and also has significant exploration potential.  This investment fits well with our own Prairie Creek Mine, which is one of the highest grade zinc-lead-silver deposits in the world,” Mr. Kearney added.

The Shares in Zazu were acquired for investment purposes.  Depending on market and other conditions, Canadian Zinc may from time to time in the future increase or decrease its ownership, control or direction over the shares of  Zazu through market transactions, private agreements or otherwise.

For further information on Zazu see:  www.zazumetals.com

About Canadian Zinc:

The Company’s principal focus is its efforts to advance the Prairie Creek Mine, a zinc/lead/silver property located in the Northwest Territories of Canada, towards production. The Prairie Creek Mine is partially developed with an existing 1,000 tonne per day mill and related infrastructure. The Company also holds a 17% shareholding in Vatukoula Gold Mines plc which owns the operating Vatukoula gold mine in Fiji.

Cautionary Statement - Forward Looking Information
This press release contains certain forward-looking information. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the timing and availability of capital equipment, the size and quality of mineral resources, future trends for the company, progress in development of mineral properties, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, acquisition of shares in other companies and the financial results of the company.  There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company does not currently hold a permit for the operation of the Prairie Creek Mine.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves.  There is no certainty that mineral resources will be converted into mineral reserves.

Cautionary Note to United States Investors
The United States Securities and Exchange Commission (“SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms in this press release, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.

For further information contact:
John F. Kearney	Alan B. Taylor
Chairman	VP Exploration & Chief Operating Officer
(416) 362- 6686	(604) 688- 2001
Suite 700 – 220 Bay Street Toronto, ON M5J 2W4 Tel: (416) 362-6686 Fax: (416) 368-5344	Suite 1710-650 West Georgia Street, Vancouver, BC V6B 4N9 Tel: (604) 688-2001 Fax: (604) 688-2043 Tollfree:1-866-688-2001
E-mail: invest@canadianzinc.com      Website:  www.canadianzinc.com